Results of general meetings

Released : 29.06.2017 07:00

RNS Number : 5127J
Rio Tinto PLC
29 June 2017

Coal & Allied Industries Limited proposed divestment: results of general meetings

29 June 2017

General meetings of Rio Tinto plc and Rio Tinto Limited were held on 27 June 2017 and 29 June 2017 (respectively) for the purposes of approving the proposed divestment of Coal & Allied Industries Limited to Yancoal Australia Limited.

The following ordinary resolution, which was put to both Rio Tinto plc and Rio Tinto Limited eligible shareholders on a poll at the respective general meetings, was duly passed. Information on the final proxy position for each company is detailed in the attached appendix. The aggregate results of the joint polls were as follows:

Resolution[1]	Total Votes Cast[2]	For[3]		Against[3]		Withheld / Abstained[4]
		Number	%	Number	%
To approve the disposal of Coal & Allied Industries Limited (and related matters)	1,017,751,513	989,276,314	97.20	28,475,199	2.80	45,310,756

1 Under Rio Tinto's dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure. The resolution contained in the notices of general meeting for each of Rio Tinto plc and Rio Tinto Limited falls into this category.

2 For the purposes of the UK Listing Rules and ASX Listing Rules, Yancoal Australia Limited and its associates are not permitted to vote at the general meetings and accordingly any voting rights held by such persons are excluded from the total votes cast.

3 Includes votes cast pursuant to discretionary proxy directions.

4 In calculating the results of the respective polls under the joint electoral procedure, "withheld" votes at Rio Tinto plc's general meeting are aggregated with "abstained" votes at Rio Tinto Limited's general meeting. For all relevant purposes "withheld" votes and "abstained" votes have the same meaning. They are not included in the calculation of the percentage of votes for and against the resolution at the general meetings of Rio Tinto plc and Rio Tinto Limited.

In accordance with the UK Listing Authority's Listing Rule 9.6.2, a copy of the resolution passed by Rio Tinto plc shareholders has been submitted to the National Storage Mechanism and will shortly be available for viewing at: morningstar.co.uk/uk/NSM

The chairman's address from today's general meeting is also available on our website.

Steve Allen	Tim Paine
Group Company Secretary	Joint Company Secretary

Rio Tinto plc	Rio Tinto Limited
6 St James's Square	120 Collins Street
London SW1Y 4AD	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2058	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404

Appendix

FINAL PROXY POSITION

Shareholders are encouraged to look at the voting figures provided in the main part of this announcement, as proxy figures may not be an accurate indication of the voting at the general meetings~ a proxy is an authority or direction to the proxy holder to vote and not a vote itself.

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON THE RESOLUTION

References in this appendix to an appointment specifying that a proxy abstain on the resolution should, when referring to voting at Rio Tinto plc's general meeting, be taken as references to the appointment specifying that the proxy withhold from voting on the resolution.

The proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the special voting shares in accordance with the dual listed companies structure) on the resolution put to eligible shareholders of Rio Tinto plc and Rio Tinto Limited under the joint electoral procedure was as follows:

Resolution	Rio Tinto plc	Rio Tinto Limited

To approve the disposal of Coal & Allied Industries Limited (and related matters)

Total number of proxy votes exercisable by all proxies validly appointed:	719,101,118	228,802,926

Total number of proxy votes in respect of which the appointments specified that the proxy:

(i) was to vote for the resolution	693,634,298	224,292,243

(ii) was to vote against the resolution	25,126,842	2,071,930

(iii) was to abstain on the resolution	20,352,533	17,292,439

(iv) may vote at the proxy's discretion	339,978	2,438,753

This information is provided by RNS
The company news service from the London Stock Exchange

END

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